UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)

OF THE SECURITIES EXCHANGE ACT OF 1934

HUTTIG BUILDING PRODUCTS, INC.

(Name of Subject Company (Issuer))

HBP MERGER SUB, INC.

(Offeror)

A wholly owned subsidiary of

WOODGRAIN, INC.

(Parent of Offeror)

(Names of Filing Persons (identifying status as Offeror, Issuer or Other Person))

COMMON STOCK, PAR VALUE $0.01 PER SHARE

(Title of Class of Securities)

448451104

(CUSIP Number of Class of Securities)

Kelly Dame

Woodgrain, Inc.

300 NW 16th St

Fruitland, ID 83619

Phone:(208) 452-3801

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of filing persons)

Copies to:

James M. Kearney

Kris J. Ormseth

Stoel Rives LLP

760 SW 9th Avenue, Suite 3000

Portland, OR 97205

(503) 224-3380

CALCULATION OF FILING FEE

Transaction Valuation	Amount of Filing Fee
Not Applicable	Not Applicable*

*	A filing fee is not required in connection with this filing as it relates solely to preliminary communications made before the commencement of a tender offer.:

☐

Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Filing Party: N/A
Form of Registration No.: N/A	Date Filed: N/A

☒	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☒	Third-party offer subject to Rule 14d-1.
☐	Issuer tender offer subject to Rule 13e-4.
☐	Going-private transaction subject to Rule 13e-3.
☐	Amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:

☐	Rule 13e-4(i) (Cross-Border Issuer Tender Offer)
☐	Rule 14d-1(d) (Cross-Border Third Party Tender Offer)

This filing relates solely to preliminary communications made before the commencement of a planned tender offer by HBP Merger Sub, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned subsidiary of Woodgrain Inc., an Oregon corporation (“Woodgrain”), for all of the outstanding common stock of Huttig Building Products, Inc., a Delaware corporation (“Huttig”), to be commenced pursuant to the Agreement and Plan of Merger, dated as of March 20, 2022 between Woodgrain, Merger Sub and Huttig.

The tender offer for the outstanding shares of common stock of Huttig has not yet commenced. Each communication filed herewith is for informational purposes only and is neither an offer to purchase nor a solicitation of an offer to sell shares of Huttig common stock, nor is it a substitute for the tender offer materials that Woodgrain and Merger Sub will file with the Securities and Exchange Commission (the “SEC”) upon commencement of the tender offer. At the time the tender offer is commenced, Woodgrain will file a tender offer statement on Schedule TO with the SEC, and thereafter Huttig will file a solicitation/recommendation statement on Schedule 14D-9 with respect to the offer.

THE TENDER OFFER STATEMENT (INCLUDING AN OFFER TO PURCHASE, A RELATED LETTER OF TRANSMITTAL AND OTHER OFFER DOCUMENTS) AND THE SOLICITATION/RECOMMENDATION STATEMENT (AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME) WILL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY AND CONSIDERED BY HUTTIG’S STOCKHOLDERS BEFORE ANY DECISION IS MADE WITH RESPECT TO THE TENDER OFFER.

Both the tender offer statement and the solicitation/recommendation statement will be mailed to Huttig’s stockholders free of charge. Huttig investors and security holders will be able to obtain the tender offer materials and any other documents filed with the SEC, when available, free of charge at the SEC’s web site, www.sec.gov, and, to the extent filed by Huttig with the SEC, Huttig’s website, www.huttig.com, or by a request in writing to Huttig at 555 Maryville University Drive, Suite 400, St. Louis, Missouri 63141, Attention: Corporate Secretary. In addition to these documents, Huttig files annual, quarterly and current reports and other information with the SEC, which are also available for free at www.sec.gov.

HUTTIG’S STOCKHOLDERS ARE ADVISED TO READ THE SCHEDULE TO AND THE SCHEDULE 14D-9 CAREFULLY, AS EACH MAY BE AMENDED OR SUPPLEMENTED FROM TIME TO TIME, AND ANY OTHER RELEVANT DOCUMENTS FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BEFORE THEY MAKE ANY DECISION WITH RESPECT TO THE TENDER OFFER, BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED TRANSACTION AND THE PARTIES THERETO, AS WELL AS IMPORTANT INFORMATION THAT HOLDERS OF SHARES OF HUTTIG COMMON STOCK SHOULD CONSIDER BEFORE MAKING ANY DECISION REGARDING TENDERING THEIR SHARES.

Cautionary Notice Regarding Forward-Looking Statements

This document contains “forward-looking statements” relating to the acquisition of Huttig by Woodgrain. In some cases, forward-looking statements may be identified by terminology such as “believe,” “may,” “will,” “should”, “predict”, “goal”, “strategy”, “potentially,” “estimate,” “continue,” “anticipate,” “intend,” “could,” “would,” “project,” “plan,” “expect,” “seek” and similar expressions and variations thereof. These words are intended to identify forward-looking statements.

Among the risks, contingencies and uncertainties that could cause actual results to differ from those described in the forward-looking statements or could result in the failure of the proposed transaction to be completed are the following: the ability of Woodgrain and Huttig to complete the transactions contemplated by the Agreement and Plan of Merger in the anticipated timeframe or at all, including the parties’ ability to satisfy the conditions to the consummation of the offer contemplated thereby and the other conditions set forth in the Agreement and Plan of Merger; the potential effects of the acquisition on both Woodgrain and Huttig; the participation of third parties in the consummation of the transaction and the combined company, the risk that stockholder litigation in connection with the transaction may result in significant costs of defense, indemnification and liability; the risk that competing offers or acquisition proposals will be made; and other risks and uncertainties, including those set forth in the “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” sections of Huttig’s Annual Report on Form 10-K for the year ended December 31, 2021, which are on file with the Securities and Exchange Commission (the “SEC”) and available on the SEC’s website at www.sec.gov. The information contained in this document is provided only as of the date hereof, and no party undertakes any obligation to revise or update any forward-looking statements to reflect events or circumstances after the date hereof, except as required by law.

(a)(5)(A)	Joint Press Release, dated March 21, 2022, incorporated by reference to Exhibit 99.1 to Huttig Building Products, Inc.’s Current Report on Form 8-K, filed with the SEC on March 21, 2022.